ROYCE VALUE TRUST, INC.
745 FIFTH AVENUE
NEW YORK, NY 10151

May 15, 2018

VIA EDGAR

David L. Orlic, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Royce Value Trust, Inc.
Registration Statement on Form N-2 (File No. 333-222703)

Dear Mr. Orlic:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Royce Value Trust, Inc. (the "Fund") respectfully requests that the effectiveness of the Fund's Registration Statement on Form N-2 (File No. 333-222703) (the "Registration Statement") be accelerated to 10:00 a.m. Eastern Time on Thursday, May 17, 2018, or as soon thereafter as practicable.

The Fund acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or its staff (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

We would appreciate if you would kindly contact the undersigned at (212) 508-4578 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

/s/ John E. Denneen

John E. Denneen
Secretary